EXHIBIT 99.3
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                              SINOVAC BIOTECH LTD.
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                    CLARIFIES FURTHER ON APPLICATION TO AMEX
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BEIJING, August 13, 2004 - Sinovac Biotech Ltd. ("Sinovac", "the Company") (NASD
OTC-BB: SNVBF) has filed application for listing on the American Stock Exchange ("AMEX"). The American Stock Exchange is the second largest equity trading floor-based exchange in the United States. Sinovac management believes that the Company meets both the quantitative and qualitative criteria required for listing, as outlined below. The Company does wish to clarify that Sinovac's application is currently under review and has not yet been approved by AMEX. Sinovac has taken the steps to meet all the necessary requirements to be included on the AMEX. On 30 June 2004, Sinovac filed its 20F financial statements for the full fiscal year 2003. Most recently, in accordance with AMEX corporate governance standards, Sinovac has appointed a new audit committee, comprised of Dr. K.K. Ong, Mr. Simon J. Anderson and Mr. Hao You in order to ensure that the audit committee is comprised entirely of expert, impartial directors.

If approved for listing on the AMEX, Sinovac management feels that the Company would benefit from greater accessibility to institutional investment, improved share price stability and liquidity, and broader investor awareness.

The American Stock Exchange has established certain quantitative and qualitative standards for the initial listing of foreign companies. Sinovac has made
application  under  Standard  3,  which  requires  the  following   quantitative
standards:

Shareholders' equity                $4 million
Total market capitalization         $50 million
Distribution                        800 public shareholders and 500,000 shares
                                    publicly held
                                    OR
                                    400 public shareholders and 1 million shares
                                    publicly held
                                    OR
                                    400 public shareholders, 500,000 shares
                                    publicly held, and average daily trading
                                    volume of 2,000 shares for previous 6 months
Market value public float           $15 million

Sinovac currently has shareholders' equity of approximately US $10 million. At a $3.25 share price, the Company has a $113 million market capitalization. As of August 2004, Sinovac has over 4,100 shareholders. Finally, the market value of the freely tradeable public float is currently over $34 million. Thus, Sinovac management believes that it currently meets the quantitative criteria for listing on the American Stock Exchange.

In further evaluating a company's eligibility for listing on AMEX, the following qualitative factors are also considered: the nature of a company's business, market for its products, reputation of its management, historical record and pattern of growth, financial integrity, demonstrated earnings power, and future outlook. At this time, the Company believes that it has submitted all the relevant documentation to AMEX in order for the exchange to make an assessment of whether Sinovac is eligible for listing. Furthermore, management believes that the Company has demonstrated that it possesses the qualitative criteria that the AMEX requires in its listed companies.

ABOUT SINOVAC BIOTECH LTD.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS". Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.